October 16, 2013

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N. E.
Washington, D. C. 20549

RE: Request for Withdrawal of Registration Statement on Form S-3
SCANA Corporation (File No. 333-191697)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SCANA Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-191697), together with all exhibits thereto, which was filed on October 11, 2013 (the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement.

The Company is withdrawing the Registration Statement because the Registration Statement, although intended to be an automatic shelf registration statement, was inadvertently submitted to EDGAR under the EDGAR form type for a shelf registration statement other than an automatic shelf registration statement. The Company intends to file a new automatic shelf registration statement for the same offering under the correct EDGAR form type shortly after submitting this request.
If you have any questions regarding this request, please contact me at (803) 217-6044.

Sincerely,
SCANA CORPORATION

BY: /s/Ronald T. Lindsay
Name: Ronald T. Lindsay
Title: Senior Vice President and General Counsel